SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 12, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces exchange ratio for 2018 dividend in shares”, dated June 12, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 12th day of June 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

June 12, 2019

Philips announces exchange ratio for 2018 dividend in shares

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that the exchange ratio for the dividend in shares for the year 2018 has been determined. The exchange ratio is 1 new common share for every 41.6233 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of June 5, 6 and 7, 2019, of EUR 35.3498 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Shareholders were given the opportunity to make their choice between cash and shares between May 15, 2019 and June 7, 2019. If no choice was made during this election period, the dividend will be paid in cash. Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 13, 2019.

For 41.5% of the shares, an election was made for a share dividend, resulting in the issuance of 9,079,538 new common shares. Upon payment of the dividend, the total issued share capital will amount to EUR 187,055,015.40, representing 935,275,077 common shares. After deduction of treasury shares, the total number of outstanding shares will be 909,194,188 shares (2018: 931,657,897). Philips expects to cancel approximately 30,000,000 treasury shares in June 2019.

For further information, please contact:

Martijn van der Starre

Philips Group Press Office

Tel.: +31 6 2847 4617

E-mail martijn.van.der.starre@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on

June, 2019 Page: 4

improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2018 sales of EUR 18.1 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.